NEWS RELEASE

ELD No. 09-32

TSX: ELD  NYSE: EGO  ASX: EAU

December 15, 2009

ELDORADO CLOSES ACQUISITION OF SINO GOLD

VANCOUVER,  BC - Eldorado Gold Corporation (“Eldorado” or “Company”) is pleased to announce the closing of its acquisition of all of the outstanding securities (the “Sino Gold Securities”) of Sino Gold Mining Limited (“Sino Gold”), not held by Eldorado, pursuant to a Scheme Implementation Deed dated August 26, 2009, as amended October 27, 2009 (the “Scheme Deed”), with Sino Gold, by way of schemes of arrangement (the “Schemes”) under the laws of Australia (the “Transaction”).

Pursuant to the Schemes, Eldorado, through its wholly owned subsidiary, Eldorado Pacific Pty Limited, acquired all of the outstanding ordinary shares of  Sino Gold (the “Sino Gold Shares”) not held by Eldorado that, together with the Sino Gold Shares already held by Eldorado, constitute 100% of the issued and outstanding Sino Gold Securities following the implementation of the Transaction.  All outstanding options (“Sino Gold Options”) to purchase Sino Gold Shares were cancelled pursuant to the Schemes in connection with the implementation of the Transaction.  The Sino Gold Shares have been suspended from trading on the Australian Securities Exchange (“ASX”) and the Hong Kong Stock Exchange, effective December 4, 2009, and the Sino Gold shares will be delisted from those exchanges.  An application for Sino Gold to cease being a reporting issuer will also be made to the relevant Canadian securities authorities.

Eldorado has issued an aggregate of 131,772,777 common shares (“Eldorado Shares”) in the capital of Eldorado, either directly or indirectly as CHESS Depository Interests (“CDIs”), through CHESS Depository Nominees Pty Limited (“CHESS”), to former shareholders and optionholders of Sino Gold  pursuant to the Scheme Deed in connection with the implementation of the Transaction.  Consideration for the Sino Gold Shares acquired was Eldorado Shares, with the number issued based on a share exchange ratio of 0.55 Eldorado Share for each Sino Gold Share.  Consideration for cancellation of Sino Gold Options was Eldorado Shares, with the number issued calculated with reference to the share exchange ratio, the exercise price for such Sino Gold Options and whether the Sino Gold Options were “in the money” or not.

Eldorado previously acquired 57,968,029 Sino Gold Shares on July 27, 2009, pursuant to a Share Purchase and Sale Agreement (the “Share Purchase Agreement”) dated June 3, 2009, as amended on July 10, 2009, with Gold Fields Australasia (BVI) Limited (“GFA”).  In connection with the implementation of the Transaction, Eldorado has issued 4,057,762 Eldorado Shares to GFA pursuant to the purchase price adjustment provisions of the Share Purchase Agreement.

A total of 135,830,539 Eldorado Shares (including those issued to GFA) were issued in connection with the implementation of the Transaction and following completion of the implementation as of December 15, 2009, there are 537,101,235 Eldorado Shares issued and outstanding.  The Eldorado Shares issued in connection with the implementation of the Transaction will begin trading on the Toronto Stock Exchange (“TSX”) and the New York Stock Exchange on December 15, 2009.

In connection with the implementation of the Transaction, CDIs, each representing an interest in one common share of Eldorado, began trading on a deferred settlement basis on the ASX on December 7, 2009, under the symbol EAU.  The CDIs will begin trading on the ASX on a normal settlement basis on December 16, 2009.

Under the terms of the Scheme Deed, subject to compliance with applicable Canadian and US securities law and regulatory requirements, a share sale facility (the “Sale Facility”) has been made available to ineligible foreign securityholders of Sino Gold, who may not receive the Eldorado Shares or CDIs pursuant to the laws of the jurisdictions in which they reside, as well as to those securityholders of Sino Gold who were entitled to receive 55,000 or less Eldorado Shares under the Transaction and who validly elected to participate in the Sale Facility.  Pursuant to the implementation of the Transaction, 781,845 Eldorado Shares were issued to the sales agent, Macquarie Capital Markets Canada Ltd. (“Sale Agent”), as nominee in trust for the Sale Facility participants.  These Eldorado Shares will be sold by the Sale Agent through the Sale Facility within 15 trading days of December 15, 2009, following which the Sale Facility participants will receive their pro rata share of the proceeds of such sale, less applicable deductions for taxes and currency conversion costs.

Pursuant to the implementation of the Transaction, Eldorado also announces the appointment of two additional directors to the Eldorado board, James Askew and Peter Cassidy.  Mr. Askew is the former non-executive chairman of the board of directors of Sino Gold and is a mining engineer with broad international experience as CEO for a number of Australian and international publicly listed mining, mining finance and other mining-related companies over twenty-one years, fifteen of which have been in the gold sector.  Mr. Cassidy is a senior mining executive with over thirty-seven years exposure to the minerals industry, including public company experience, in Australia, Papua New Guinea, Indonesia and the USA, including more than fifteen years in the gold industry.  Mr. Cassidy is a former non-executive director of Sino Gold.

Eldorado also announces the appointment of Robert R. Gilmore as the Chair of the Eldorado Board of Directors.  Mr. Gilmore has been a Director of Eldorado since April 2003.  He replaces Hugh C. Morris, who is stepping down from his position as Chair, effective today.  The Company thanks Mr. Morris for his many contributions to the Company throughout his tenure as a Chair of the Eldorado Board.  Going forward, Mr. Morris will continue to serve as a non-executive director of the Company.

The Transaction was previously approved by the holders of Sino Gold Securities at three separate meetings which were held in Sydney, Australia on December 2, 2009 and by the Federal Court of Australia in a hearing on December 4, 2009, with the final court order being filed with the Australian Securities and Investments Commission on December 4, 2009.

For further information on the Transaction (including the Sale Facility) see the Scheme Deed and the Schemes, which are available on SEDAR under Eldorado’s name.

Following completion of the Transaction, Eldorado’s market capitalization is approximately C$7.7  billion (based on a C$14.42  closing price of the Eldorado Shares on the TSX on December 14, 2009).  Going forward, the combined entity is expected to be gold-focused and will have a significant presence in China and Turkey, including several mines in production, along with exposure in Greece and Brazil.  Eldorado will continue to be headquartered in Vancouver, British Columbia.

With the acquisition of Sino Gold, Eldorado has acquired Sino Gold’s interests in the Jinfeng Gold Mine in southern China’s Guizhou Province (the second largest gold mine in China), the White Mountain Gold Mine in northeast China’s Jilin Province and the Eastern Dragon Gold Project in northern China’s Heilongjiang Province.

For further information of our properties, including our resources and reserves, see our website at www.eldoradogold.com.

Eldorado is a gold producing, exploration and development company actively growing businesses in Brazil, China, Greece, and Turkey and surrounding regions.  We are one of the lowest cost pure gold producers. With our international expertise in mining, finance and project development, together with highly skilled and dedicated staff, we believe that Eldorado is well positioned to grow in value as we create and pursue new opportunities.

ON BEHALF OF
ELDORADO GOLD CORPORATION

“Paul N. Wright”

Paul N. Wright

President and Chief Executive Officer

For additional information or for a copy of Eldorado’s early warning report, please contact : Eldorado Gold Corporation

Cautionary Note Regarding Forward-Looking Statements

Certain of the statements made herein may contain forward-looking statements or information within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws.  Such forward-looking statements or information include, but are not limited to statements or information with respect to the Transaction, production targets and the impact of the implementation of the Transaction on Eldorado, its operations, financial position, reserves and resources and gold production.

Forward-looking statements and forward-looking information by their nature are based on assumptions and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements or information.  We have made certain assumptions about the forward-looking statements and information, including assumptions about the implementation of the Transaction and its impact on our operations, financial position, reserves and resources and gold production, price of gold, anticipated costs and expenditures and the ability to achieve our goals.  Although our management believes that the assumptions made and the expectations represented by such statements or information are reasonable, there can be no assurance that the forward-looking statements or information will prove to be accurate.  Furthermore, should one or more of the risks, uncertainties or other factors materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements or information.  These risks, uncertainties and other factors include, among others, the following:  the risk that the  integration of the Eldorado and Sino Gold businesses taking longer than expected and the anticipated efficiencies and benefits of the integration may be less than estimated and the  costs of acquisition higher than anticipated; risks of not meeting production and cost targets; gold price volatility; discrepancies between actual and estimated production, mineral reserves and resources and metallurgical recoveries; mining operational and development risk; litigation risks; regulatory restrictions, including environmental regulatory restrictions and liability; risks of sovereign investment and operating in foreign countries; currency fluctuations; speculative nature of gold exploration; global economic climate; dilution; share price volatility; competition; ability to complete acquisitions; loss of key employees; additional funding requirements; and defective title to mineral claims or property, as well as those factors discussed in the sections entitled “Forward-Looking Statements” and "Risk Factors" in the Company's Annual Information Form & Form 40-F dated March 31, 2009.

There can be no assurance that forward-looking statements or information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Accordingly, you should not place undue reliance on the forward-looking statements or information contained herein.  Except as required by law, we do not expect to update forward-looking statements and information continually as conditions change and you are referred to the full discussion of the Company's business contained in the Company's reports filed with the securities regulatory authorities in Canada and the U.S.

Cautionary Note Regarding Sino Gold Information

Information on Sino Gold was derived from Sino Gold’s public disclosure prior to the implementation of the Transaction.  For further information on Sino Gold, readers are directed to Scheme Booklet prepared by Sino Gold  in connection with the Transaction available at www.sedar.com under Sino Gold’s name.

Eldorado Gold Corporation’s common shares trade on the Toronto Stock Exchange (TSX: ELD) and the New York Stock Exchange (NYSE: EGO).  Eldorado CDIs trade on the Australian Securities Exchange (ASX: EAU)

Contact:

Nancy Woo, VP Investor Relations

Eldorado Gold Corporation

Phone: 604.601.6650 or 1.888.353.8166

1188, 550 Burrard Street

Fax: 604.687.4026

Vancouver, BC V6C 2B5

Email: nancyw@eldoradogold.com

Web site: www.eldoradogold.com

Request for information packages:  info@eldoradogold.com